15049702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 03 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DASH FINANCIAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 W. Van Buren, 4th Floor
(No. and Street)

Chicago (City) Illinois (State) 60607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia McEnroe Bennett (847) 550-1743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Ave, Fl#32 (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Maragos, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dash Financial LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Chief Executive Officer

Title

PATRICIA MCENROE BENNETT
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
August 20, 2017

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

DASH FINANCIAL LLC

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent
Registered Public Accounting Firm

As of December 31, 2014

DASH FINANCIAL LLC

Facing Page

Oath of Affirmation

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dash Financial, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dash Financial, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Dash Financial, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Dash Financial, LLC stated that Dash Financial, LLC met the identified exemption provisions as of December 31, 2014 and for the period June 1, 2014 through December 31, 2014. Dash Financial, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dash Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
March 2, 2015

Dash Financial LLC

Statement of Financial Condition

As of December 31, 2014

Assets

Cash	$	4,566,402
Cash segregated in compliance with federal regulations		3,043,168
Receivalbe Clearing Organizations and Brokers		1,248,861
Deposits with clearing organizations		786,473
Accounts receivable (less allowance doubtful accounts of $1,407)		2,382,459
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,630,780)		494,614
Other assets		158,745
	$	12,680,722

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	2,110,689
Reserve for liabilities		1,431,522
		3,542,211
Member's equity		9,138,511
	$	12,680,722

See notes to financial statements.

Notes to Statement of Financial Condition
As of and for the Year Ended December 31, 2014

1. Organization

Dash Financial LLC (the "Company"), a Delaware limited liability company, was formed on January 1, 2002. The Company is a wholly-owned subsidiary of Dash Financial Holdings, LLC ("DFH"). The Company officially changed its name on March 11, 2014 from Electronic Brokerage Systems, LLC to Dash Financial LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and Financial Industry Regulatory Authority, and is a member of all the principal U.S. securities and options exchanges. Additionally, the Company is a clearing member of the Options Clearing Corporation and the Depository Trust & Clearing Corporation.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Company maintains its cash and cash equivalents in a checking and brokerage account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Revenue and Expense Recognition
Fee income and related expenses are recorded on an accrual basis. Credits received from the exchanges are netted against related expenses incurred; the Company incurs these expenses and credits on behalf of its clients. The Company may pass along these fees and credits to each respective cost plus client, resulting in an increase and decrease in an expense account. The credits received, and the exchange fees passed through to clients are not revenue; the Company is an intermediary simply passing along fees and/or credits generated by client activity. The portion of these credits that have not been passed through to clients is reported as Exchange rebates net of pass throughs on the accompanying Statement of Income.

Accounts Receivable
Accounts receivable are stated at fair market value. The Company evaluates each customer's credit worthiness on a case-by-case basis. Management reviews accounts regularly and extension of credit is suspended when the collection of the existing account balance is considered questionable. Accounts are written off after all collection efforts have failed. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company's historical collection experience. Management has recorded an allowance of $1,407 as of December 31, 2014. Past due amounts on accounts receivable are not subject to interest charges.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2014.

DASH FINANCIAL LLC

Notes to Statement of Financial Condition, Continued
As of and for the Year Ended December 31, 2014

2. Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Depreciation and Amortization
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes. Intangible assets consist of software and customer lists that are amortized on a straight-line basis over their useful life. For the year ended December 31, 2014, depreciation and amortization expense totaled $148,608.

Foreign Currency Transactions
Assets denominated in foreign currencies are translated to U.S. dollars at the closing rates of exchange at December 31, 2014.

3. Related-Party Transactions

A member of DFH was also a shareholder of SDS Financial Technologies, Inc. ("SDS"), the Company's electronic trading technology vendor. In 2014, the Company paid SDS $320,000 in electronic trading technology license fees. In November 2014, DFH and SDS entered into a Contribution and Exchange Agreement whereby SDS contributed all of its technology assets to DFH in exchange for a Membership interest in DFH. There are no residual licensing agreements between DFH and SDS or between the Company and SDS. Additionally, SDS has allowed the Company to share its offices space. During 2014, the Company made monthly rental payments to SDS through October totaling $60,588 for this shared space. There are no residual rental agreements between the Company and SDS and no further rental payments are due to SDS.

4. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. Rent expense for the year ended December 31, 2014 totaled $307,498. The annual rental commitments for the office facilities are approximately as follows as of December 31, 2014.

Year Ending December 31	Operating Leases
2015	$ 176,960
2016	169,430
2017	174,374
2018	179,317
2019	184,261
Total	**$ 884,342**

4. Commitments (continued)

The Company entered into a commitment in January 2015 for New York office space. The new obligation would read:

Year Ending December 31	Operating Leases
2015	$ 381,335
2016	421,425
2017	433,298
2018	452,678
2019	207,041
Total	**$1,895,776**

5. Retirement Plan

The Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the year ended December 31, 2014 totaled $33,709.

6. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company does not trade derivative financial instruments that would fall under the accounting definition of a guarantee.

7. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items" arising from customer transactions, as defined.

At December 31, 2014, the Company had net capital and net capital requirements of $6,589,086 and $250,000, respectively.

Notes to Statement of Financial Condition, Continued
As of and for the Year Ended December 31, 2014

8. Litigation and Contingencies

In the normal course of operations, the Company may be subject to other litigation and claims. Management believes that adequate provisions are recorded in the accounts where required. However, as of December 31, 2014, no provisions for contingencies have been deemed necessary. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

9. Subsequent Events

The Company has entered into a lease agreement for our New York office as noted in Commitments. The Company's management has evaluated events and transactions through March 2, 2015, the date the financial statements were available to be issued, noting no other material events requiring disclosure in the Company's financial statements.